SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PACKETEER, INC.

(Name of subject company (Issuer))

BLUE COAT SYSTEMS, INC.

COOPER ACQUISITION, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	695210104
(Title of classes of securities)	(CUSIP number of common stock)

Brian M. NeSmith

President and Chief Executive Officer

BLUE COAT SYSTEMS, INC.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly, Esq.

Sarah K. Solum, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Blue Coat ® and the Blue Coat logo are trademarks of Blue Coat Systems, Inc., and may be registered in certain jurisdictions. All other product or service names are the property of their respective owners.
© Blue Coat Systems, Inc. 2008.  All Rights Reserved.
Blue Coat to Acquire Packeteer®

Disclaimer
FORWARD LOOKING STATEMENTS:  This document contains certain forward-looking statements about Blue Coat
Systems, Inc. (“Blue Coat”) and Packeteer, Inc. and the proposed combination of the two companies.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the
Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in Blue
Coat’s Annual Report on Form 10-K  for the year ended April 30, 2007, and Quarterly Report on Form 10-Q for the
quarter ended January 31, 2008.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements.
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE
SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY
SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO
PURCHASE AND RELATED MATERIALS THAT BLUE COAT INTENDS TO FILE WITH THE SECURITIES AND
EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS
CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN
IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED,
PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED
MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV,
FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT
SYSTEMS, INC.

Terms of the Transaction
•
Tender offer of $7.10 per share
•
Total cash consideration of $268M
–
$188M of cash
–
$80M in convertible notes from Francisco Partners and
Elliott Associates
•
Expected close is in Blue Coat’s Q1FY09

Cost Synergy
•
More than $10M of savings in the 2    full quarter of operations
–
Management responsibilities will be combined
–
Duplicate G&A activities will be eliminated
–
Reduced governance and board overhead
–
Duplicate facilities will be eliminated
–
Product consolidation will reduce R&D spending
•
Consolidate common R&D activities
•
Eliminate duplicate WAN Optimization development
•
Will be accretive in 2    full quarter of operations
nd
nd

Growth Synergy
•
Reinvigorate PacketShaper® growth
•
Leverage Packeteer’s channel and sales with our WAN
Optimization products
–
Networking partners that know WAN Optimization
•
Increase selling opportunities to large customer base
•
Differentiated WAN Optimization products that combine:
–
Industry leading WAN Optimization products
–
Packeteer’s application classification and QOS functionality
–
Blue Coat’s rich security functionality
•
Builds market leadership momentum

Formula for Success • Market • Channel • Product • Competitors

Market: Next Big Thing
•
WAN Optimization – the beginning of the Next Big Thing
•
Next layer of intelligence above the router
•
Infrastructure that sees, secures, accelerates, controls
–
Applications
–
Users
–
Content
The Proxy is the new layer of intelligence

challengers
leaders
ability to execute
Riverbed Technology
Juniper Networks
Cisco Systems
Blue Coat Systems
Packeteer
Expand Networks
F5 Networks
Citrix Systems
Silver Peak Systems
Ipanema Technologies
Certeon
Exinda Networks
Stampede Technologies
Intelligent Compression Technologies
niche players
visionaries
completeness of vision
As of November 2007

Market: Competitive Landscape
The Magic Quadrant is copyrighted 2007 by Garner,
Inc. and is reused with permission. The Magic Quadrant
is a graphical representation of a marketplace at and
for a specific time period. It depicts Gartner’s analysis
of how certain vendors measure against criteria for that
marketplace, as defined by Gartner. Gartner does not
endorse any vendor, product or service depicted in the
Magic Quadrant, and does not advise technology users
to select only those vendors placed in the “Leaders”
quadrant. The Magic Quadrant is intended solely as a
research tool, and is not meant to be a specific guide to
action. Gartner disclaims all warranties, express or
implemented, with respect to this research, including
any warranties of merchantability or fitness for a
particular purpose.
This Magic Quadrant graphic was published by Gartner,
Inc. as part of a larger research note and should be
evaluated in the context of the entire report.
Magic Quadrant for WAN Optimization Controllers,
2007
14 December 2007
Andy Rolfe and Joe Skorupa

Channel: Packeteer Leverage
•
PacketShaper has a future
–
Blue Coat stands behind the PacketShaper
–
QoS will move to Application…..
–
Integrate into ProxySG
•
50 additional Packeteer sales teams for a combined total
of 150 teams
•
1400 additional Packeteer channel partners
–
Highly qualified to sell WAN Optimization
•
More sales teams and a broader channel, all selling
Blue Coat’s market leading WAN Optimization product

Channel: Selling to the Customer Base • Blue Coat – 40,000 ProxySG appliances installed at over 7,000 customers • Packeteer – Over 50,000 PacketShaper appliances installed at over 10,000 customers

Product Integration Plan Packeteer Technologies Key Functionality PacketShaper ProxySG Integration Investment Investment Strategic

Product: Why Will Blue Coat Succeed?
•
Integration means a unified infrastructure platform
•
We have a history of successful integration of
acquired technologies into the ProxySG platform
•
We will aggressively integrate key Packeteer
technologies into ProxySG platform
•
The enhanced ProxySG appliance is the compelling
product that will extend our market leading position

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	●	○	○
	●	●	●
	●	◐	●
	●	○	○
	●	○	○
	●	◐	◐
	●	○	○

Blue Coat

Competitive
WAN Optimization
Bandwidth Mgmt/QOS
App  Discovery/Classification
Real time packet shaping
Visibility and Reporting
Centralized Management
Granular Policy Controls
Authentication and Authorization
Application Proxies
Internet Access Control/Security
Cisco®
WAN Op
Riverbed®
WAN Op
Blue Coat
ProxySG

Summary
•
Blue Coat acquires Packeteer
•
Cost Synergies for an accretive acquisition
•
Expanded market for greater growth opportunity
•
Channel leverage for immediate revenue growth
•
Integrated product for the next layer of intelligence
•
Differentiated offering for competitive superiority
This is the Next Big Thing!

Blue Coat ® and the Blue Coat logo are trademarks of Blue Coat Systems, Inc., and may be registered in certain jurisdictions. All other product or service names are the property of their respective owners.
© Blue Coat Systems, Inc. 2008.  All Rights Reserved.
Welcome from Blue Coat

Disclaimer
FORWARD LOOKING STATEMENTS:  This document contains certain forward-looking statements about Blue Coat
Systems, Inc. (“Blue Coat”) and Packeteer, Inc. and the proposed combination of the two companies.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the
Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in
Blue Coat’s Annual Report on Form 10-K  for the year ended April 30, 2007, and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements.
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE
SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY
SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO
PURCHASE AND RELATED MATERIALS THAT BLUE COAT INTENDS TO FILE WITH THE SECURITIES AND
EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS
CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN
IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED,
PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED
MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV,
FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT
SYSTEMS, INC.

What Just Happened?
Terms of the Transaction
•
Tender offer of $7.10 per share
•
Total Cash Consideration of $268
–
$188M of cash
–
$ 80M in convertible notes from Francisco Partners
and Elliott Associates
•
Expected close is in Blue Coat’s Fiscal Q109

What does this mean for you?
There are 3 Possibilities for Packeteer® Employees
•
Stay with Blue Coat
–
With retention bonus after 6 months
•
Your job will be eliminated after a transition assignment
–
Severance package plus additional severance bonus on
successful completion*
•
Your job will be eliminated shortly after the close
–
Be given a severance package*
* Existing employment contracts or local regulatory practice will supersede if they specify a better benefit.
We are combining the organizations and will strive to
retain the appropriate talent from both organizations:

What does this mean for you?
•
Special Severance Package - for those who are terminated within
9 months of close (includes those jobs that are eliminated or those given a transition assignment)
–
Minimum of 3 months base salary*,
plus 90 day benefits continuation through COBRA where applicable
–
Transition folks also receive an additional 1 week salary for each full month of the transition assignment, upon successful completion
–
No volunteers will be accepted
•
Special Retention Bonus for those who will stay with Blue Coat
–
Two months of base salary if you are employed 6 months after close
* Existing employment contracts or local regulatory practice will supersede if they specify a better benefit. For Quota carrying Sales employees, base pay = OTC

Product Integration Plan Packeteer Technologies Key Functionality PacketShaper ProxySG Integration Investment Investment Strategic

What happens next?
•
The transaction closes
–
Subject to regulatory confirmation and tender success
•
We will start planning the integration now
–
Teams will be assembled from both companies
–
By deal close we will have a master plan ready
•
We must operate as two separate companies until
successful close

Why did we do this?

Market: Next Big Thing
•
WAN Optimization – the beginning of the Next Big Thing
•
Next layer of intelligence above the router
•
Infrastructure that sees, secures, controls, accelerates
–
Applications
–
Users
–
Content
The Proxy is the new layer of intelligence

Market: Competitive Landscape
The Magic Quadrant is copyrighted 2007 by Garner,
Inc. and is reused with permission. The Magic Quadrant
is a graphical representation of a marketplace at and
for a specific time period. It depicts Gartner’s analysis
of how certain vendors measure against criteria for that
marketplace, as defined by Gartner. Gartner does not
endorse any vendor, product or service depicted in the
Magic Quadrant, and does not advise technology users
to select only those vendors placed in the “Leaders”
quadrant. The Magic Quadrant is intended solely as a
research tool, and is not meant to be a specific guide to
action. Gartner disclaims all warranties, express or
implemented, with respect to this research, including
any warranties of merchantability or fitness for a
particular purpose.
This Magic Quadrant graphic was published by Gartner,
Inc. as part of a larger research note and should be
evaluated in the context of the entire report.
Magic Quadrant for WAN Optimization Controllers,
2007
14 December 2007
Andy Rolfe and Joe Skorupa

Channel: Packeteer Leverage
•
PacketShaper has a future
–
Blue Coat stands behind the PacketShaper
–
QoS will move to Application…..
–
Integrate into ProxySG
•
50 additional Packeteer sales teams for a combined total
of 150 teams
•
1400 additional Packeteer channel partners
–
Highly qualified to sell WAN Optimization
•
More sales teams and a broader channel, all selling
Blue Coat’s market leading WAN Optimization product

Channel: Selling to the Customer Base • Blue Coat – 40,000 ProxySG appliances installed at over 7,000 customers • Packeteer – Over 50,000 PacketShaper appliances installed at over 10,000 customers

Product: Why Will Blue Coat Succeed?
•
Integration means a unified infrastructure platform
•
We have a history of successful integration of
acquired technologies into the ProxySG platform
•
We will aggressively integrate key Packeteer
technologies into ProxySG platform
•
The enhanced ProxySG appliance is the compelling
product that will extend our market leading position

What is the path to success?
The talent to deliver Results
•
The best “intellectual horsepower” of both teams
•
The best customer knowledge and insight
•
Creating a lean, mean execution machine
•
Leveraging the new combined IP portfolio
•
Align and take aim toward a focused target

Summary
•
Blue Coat acquires Packeteer
•
Cost Synergies for an accretive acquisition
•
Expanded market for greater growth opportunity
•
Channel leverage for immediate revenue growth
•
Integrated product for the next layer of intelligence
•
Differentiated offering for competitive superiority
This is the Next Big Thing!

Questions

April 21, 2008

Dear Blue Coat employees,

This morning we announced an important step to extend our market leadership position in the WAN Optimization market. Earlier today, Blue Coat entered into a definitive agreement to acquire Packeteer, Inc. The acquisition of Packeteer is strongly aligned with our strategy to deliver the most comprehensive WAN application delivery platform in the industry. This transaction will:

•	extend our market leadership dramatically

•	by driving more revenue opportunities

•	to a larger combined customer base

•	with a complementary sales channel

•	through selling an integrated product platform.

The addition of Packeteer technology also will enhance our product capabilities through our ability to integrate application discovery, bandwidth management and traffic prioritization into our solution set and, ultimately, into a single platform, our ProxySG® appliance. This differentiated and compelling solution will provide us with a distinct competitive advantage in the WAN Optimization market and allow us to cross-sell and up-sell a new generation of products into an expanded customer base.

Acquiring Packeteer will help us serve our existing customers and attract new customers in four important ways:

•

Packeteer is a pioneer in network traffic prioritization and shaping. Its technologies for identifying and prioritizing specific applications over the WAN add important capabilities to existing Blue Coat application acceleration and threat protection.

•

Packeteer’s talented team of technologists has developed a formidable Intellectual Property portfolio. Packeteer has been awarded nearly 40 patents, with roughly 75 more applications currently pending.

•

Packeteer has more than 10,000 customers worldwide with an installed base of over 50,000 units installed. We plan to leverage our combined sales teams to sell our comprehensive solutions to current and new customers.

•

Packeteer has a well-developed global sales force and distribution channel that has a strong reach into the Network and WAN Optimization markets. Our channels of distribution are highly complementary. We anticipate quickly training our joint sales force and channel to sell Blue Coat’s current products, the current PacketShaper products and the future integrated appliance.

Ideally this acquisition will close in our first quarter Fiscal 2009; however, the transaction first must get the necessary and customary approvals from both US and certain international regulatory authorities. We have given careful thought to the plans to integrate Packeteer into Blue Coat, and soon we will announce key people on the teams that will lead the integration process. As you know, we have a good track record of integrating technologies and organizations in a very effective way. You will not see any immediate changes while we await regulatory approval and close of the acquisition. We are committed to providing you with information as we finalize this transaction and launch the integration planning process.

What we ask of you is to remain focused on our customers and product deliverables and our continued success. Look for an invitation to a meeting which will be held later today when I can share my enthusiasm and perspectives with you directly.

Thank you for your continued dedication and for your work that has allowed us to achieve the strong position in our industry that we currently hold. We would not be here today if not for you.

Sincerely,

Brian

FORWARD LOOKING STATEMENTS: This document contains certain forward-looking statements about Blue Coat Systems, Inc. (“Blue Coat”) and Packeteer, Inc. and the proposed combination of the two companies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in Blue Coat’s Annual Report on Form 10-K for the year ended April 30, 2007, and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT BLUE

2

COAT INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT SYSTEMS, INC.

3

For Immediate Release

Blue Coat to Acquire Packeteer

to Offer Comprehensive Solution for WAN Optimization

Acquisition Extends Leadership in WAN Optimization Market

SUNNYVALE, Calif., April 21, 2008 – Blue Coat Systems, Inc. (Nasdaq: BCSI), the leader in WAN Application Delivery and Secure Web Gateway, today announced that it has signed a definitive agreement with Packeteer, Inc. (Nasdaq: PKTR), a leader in WAN optimization and WAN traffic prioritization technologies, under which Blue Coat will acquire Packeteer for $7.10 per share in cash, or approximately $268 million. The acquisition is expected to be accretive on a non-GAAP basis in the second full quarter of combined operations.

The acquisition is expected to deliver the following strategic benefits to Blue Coat:

•	Blue Coat’s ability to incorporate key Packeteer® technologies into the Blue Coat® ProxySG® family of appliances to provide increased application understanding and traffic prioritization capabilities

•	Additional revenue from the sales, support and development of the PacketShaper® product

•	Increased penetration of the WAN optimization market with the addition of Packeteer’s well-developed global sales distribution channel to Blue Coat’s existing channel

•	Expansion of Blue Coat sales opportunities through cross-selling to newly added Packeteer customers

•	Extended leadership for Blue Coat in the WAN optimization market

•	Significant cost savings and revenue synergies through organizational economies of scale

“WAN optimization is the starting point for adding the next layer of intelligence to the corporate network,” said Brian NeSmith, president and chief executive officer, Blue Coat Systems. “The acquisition of Packeteer will enable us to extend our leadership in solving branch office application performance challenges and addressing security threats by adding an extensive, experienced sales channel, integrating our sales organizations and by reinvigorating the well-regarded PacketShaper product and adding it to our solution set. At the same time, we will begin to aggressively integrate Packeteer technologies with our own to continue building the next critical layer above the router.”

Packeteer is a pioneer in network traffic prioritization and shaping and holds an extensive patent portfolio in these areas. Its technologies enable the identification of specific applications over the WAN and will enrich existing Blue Coat application intelligence technology. Packeteer has over 10,000 customers worldwide and an installed base of over 50,000 units. By acquiring Packeteer, Blue Coat will add 50 additional sales teams and over 1,400 channel partners to extend its reach into the WAN optimization market.

“Blue Coat has a proven history of efficiently and effectively integrating technologies and organizations, and can expeditiously add valuable Packeteer assets to Blue Coat solutions and operations upon closing the transaction,” said Dave Côté, president and chief executive officer of Packeteer. “We believe our customers and channel partners all benefit from this move which results in having a more comprehensive solution for solving the application delivery challenges through advanced application discovery and the intelligent prioritization, security and control of business traffic across the WAN.”

Added NeSmith, “Given the size of our respective global organizations and the complementary nature of our businesses, we will achieve substantial cost reductions and significant economies of scale almost immediately. Adding Packeteer’s technology, expertise, channel partners and customer base will give Blue Coat a decisive competitive advantage that will help drive future business.”

The acquisition will be effected through a tender offer for all of the outstanding shares of Packeteer, followed by a merger between Packeteer and a subsidiary of Blue Coat. The transaction is subject to customary conditions and is expected to close in the second quarter of calendar 2008.

Blue Coat will fund the acquisition through a combination of available cash and an $80 million convertible notes financing.

Merrill Lynch & Co. acted as exclusive financial advisor to Blue Coat in connection with the transaction. Davis Polk & Wardwell served as legal counsel to Blue Coat. UBS Securities acted as the exclusive financial advisor to Packeteer in the transaction, and DLA Piper US LLP served as legal counsel.

Conference Call and Webcast

Blue Coat will host a conference call to discuss the acquisition and related funding today at 8:00 a.m. Eastern time (5:00 a.m. Pacific time). A live Webcast of the call will also be available at http://www.bluecoat.com/aboutus/investor_relations. The live conference call can be accessed by dialing 1 (800) 947-5265 with the passcode 44648746.

About Blue Coat Systems

Blue Coat secures Web communications and accelerates business applications across the distributed enterprise. Blue Coat’s family of appliances and client-based solutions – deployed in branch offices, Internet gateways, end points, and data centers – provide intelligent points of policy-based control enabling IT organizations to optimize security and accelerate performance between users and applications. Blue Coat has installed more than 40,000 appliances worldwide. Blue Coat is headquartered in Sunnyvale, California, and can be reached at (408) 220-2200 or www.bluecoat.com.

About Packeteer

Packeteer is a global leader in WAN Application Delivery. Packeteer’s solutions provide an intelligent, unified and adaptive approach to monitor, shape, and optimize applications, delivering the best user experience for any application to any location.

###

FORWARD LOOKING STATEMENTS: This document contains certain forward-looking statements about Blue Coat Systems, Inc. (“Blue Coat”) and Packeteer, Inc. and the proposed combination of the two companies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in Blue Coat’s Annual Report on Form 10-K for the year ended April 30, 2007, and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT BLUE COAT INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV , FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT SYSTEMS, INC.

Note: Blue Coat and ProxySG are trademarks or registered trademarks of Blue Coat Systems, Inc. in the United States and other countries. All other trademarks, trade names or service marks used or mentioned herein belong to their respective owners.

Media Contacts:	Investor Contact:

Steve Schick	Carla Hoblit
Blue Coat Systems	Blue Coat Systems
steve.schick@bluecoat.com	carla.hoblit@bluecoat.com
408-220-2076	408-220-2056

Ben Merritt
Merritt Group (for Blue Coat Systems) merritt@merrittgrp.com
703-926-0290

For Immediate Release

BLUE COAT ANNOUNCES PRIVATE PLACEMENT OF $80 MILLION IN

CONVERTIBLE NOTES TO PARTIALLY FUND THE ACQUISITION OF PACKETEER

Sunnyvale, California. April 21, 2008 — Blue Coat Systems, Inc. (NASDAQ: BCSI), a leader in WAN Application Delivery and Secure Web Gateway, today announced that it has agreed to issue zero coupon convertible notes, in the aggregate principal amount of $80 million, to Francisco Partners II, L.P. and an affiliate of Elliott Associates, L.P. (the “Purchasers”) in a private placement. Blue Coat will use the proceeds from the private placement to partially fund the acquisition of Packeteer, Inc. (see separate press release also issued today). The issuance of the notes is subject to the closing of the Packeteer transaction.

The notes are due in 2013 and will be convertible into shares of Blue Coat common stock at the holders’ option at any time prior to maturity at an initial conversion price of $20.76, which represents a 5% conversion premium based on the closing price of Blue Coat’s common stock of $19.77 per share on April 18, 2008. The notes will not bear interest. In connection with the issuance of the notes, Blue Coat has agreed to issue to the purchasers warrants to acquire 385,000 shares of Blue Coat at the initial conversion price of the notes.

Elliott Associates will terminate its previously announced tender offer for all of the shares of Packeteer and has agreed to sell its 9.9% interest in Packeteer to Blue Coat at the same price Blue Coat will offer to Packeteer shareholders.

Blue Coat has offered the notes to the Purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the investors in the purchase agreement relating to the notes.

“The investment by Francisco Partners and Elliott Associates enables us to make a valuable investment to further our strategic objectives,” said Brian NeSmith, president and chief executive officer of Blue Coat Systems, Inc. “Adding Packeteer technology, expertise, channel partners and customer base will give us a competitive advantage that will help drive future business.”

“We are pleased to join with Elliott Associates to facilitate Blue Coat’s acquisition of Packeteer,” said Keith Geeslin, Managing Director of Francisco Partners. “We believe this acquisition will give Blue Coat a decisive advantage in the evolving market for WAN optimization.”

“We are excited to participate as an investor in Blue Coat Systems, a proven leader and innovator in the WAN Optimization and Secure Web Gateway markets,” said Jesse A. Cohn of Elliott Associates. “Packeteer’s industry-leading visibility and QoS technologies serve as a perfect complement to Blue Coat’s products and help solidify Blue Coat’s position as the clear market leader in this rapidly growing space.”

To discuss both this transaction and the acquisition of Packeteer, Blue Coat will host a conference call on Monday, April 21, 2008 at 8:00 a.m. Eastern time (5:00 a.m. Pacific time). A live Webcast of the call will also be available at http://www.bluecoat.com/aboutus/investor_relations. The live conference call can be accessed by dialing (800) 947-5265 with the passcode 44648746.

About Blue Coat Systems

Blue Coat secures Web communications and accelerates business applications across the distributed enterprise. Blue Coat’s family of appliances and client-based solutions – deployed in branch offices, Internet gateways, end points, and data centers – provide intelligent points of policy-based control enabling IT organizations to optimize security and accelerate performance between users and applications. Blue Coat has installed more than 40,000 appliances worldwide. Blue Coat is headquartered in Sunnyvale, California, and can be reached at (408) 220-2200 or www.bluecoat.com.

About Francisco Partners

Francisco Partners is a leading global private equity firm focused exclusively on investments in technology and technology-enabled businesses. With approximately $5.0 billion of committed capital, Francisco Partners is one of the world’s largest technology-focused private equity funds. The firm was founded to pursue structured investments in technology companies undergoing strategic, technological and operational inflection points. Francisco Partners targets majority and minority investments in private companies, public companies and divisions of public companies, with transaction values ranging from $30 million to $2.0 billion. www.franciscopartners.com

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $10.5 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

# # #

FORWARD LOOKING STATEMENTS: This document contains certain forward-looking statements about Blue Coat Systems, Inc. (“Blue Coat”) and Packeteer, Inc. and the proposed combination of the two companies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in Blue Coat’s Annual Report on Form 10-K for the year ended April 30, 2007, and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF COMMON STOCK OF PACKETEER, INC. WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT BLUE COAT INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, PACKETEER STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO

MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, PACKETEER STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM BLUE COAT SYSTEMS, INC.

Note: Blue Coat and other applicable product names are trademarks or registered trademarks of Blue Coat Systems, Inc. in the United States and other countries. All other trademarks, trade names or service marks used or mentioned herein belong to their respective owners.

Media Contacts:	Investor Contact:

Steve Schick	Carla Hoblit
Blue Coat Systems	Blue Coat Systems
steve.schick@bluecoat.com	carla.hoblit@bluecoat.com
408-220-2076	408-220-2056

Ben Merritt
Merritt Group (for Blue Coat Systems)
merritt@merrittgrp.com
703-926-0290